# The Future Of Work Is From Anywhere, at Anytime

*Learn why remote teams are growing and expanding into almost every industry.*



Image credit: Lumina Images | Getty Images



**Mike Swigunski**

GUEST WRITER

*Founder of Globalcareer.io, Author of Global Career Book*

March 1, 2020 4 min read

Opinions expressed by *Entrepreneur* contributors are their own.

Technology — including smartphones, social media and fast and reliable internet connectivity — seems to have come together in such a way as to capture our attention during every waking moment. Although such technology can harm those who misuse it, for many it has become an invaluable resource, dramatically improving their lives.

In the modern workplace, new technology and applications are appearing every day, enabling streamlined processes and improved productivity that boosts the bottom line. The question is: How can people move ahead as their lives at work and lives away from work become increasingly intertwined?

The idea of working remotely isn't new, but in recent years, it has gained prominence as organizations and employees realize the tangible benefits. The abundance of new technologies that are bringing workforces closer together, coupled with a shift in work culture over the last few years, means that the future will be filled with big advancements in the remote workforce.

**Related:** 17 Things You Need to Know About Remote Work

Most employers now have a better understanding of the economics of remote work. The benefits include improved productivity and health, reduced absenteeism, greater retention of talent and more effective recruitment. Companies can employ teams and specialists worldwide, even as they slash overhead costs. Workers save commuting time and commuting costs. They can achieve a better balance of work and life by working from wherever they choose, whether that's a coworking space, coffee shop, hotel lobby or beach — or even a different country.

According to an article in *Harvard Business Review*, 43 percent of American employees have performed some part of their job remotely. Case studies of the effects of allowing employees to work remotely suggest that their productivity may increase by anywhere from 4 percent to 13 percent, generating billions in additional economic value for the U.S. economy each year.

Although technology has been a boon for the remote-work revolution, shifts in workplace culture driven by millennials and Generation Z are what will shape the future of work. These young workers have been immersed in technology all their lives, and they are the ones whom employers will be thinking about when it comes to recruitment and retention. Digital and technological skills are the new currency of employment, as demand continues to increase for IT, social media, SEO and analytics, and as new digital roles emerge in old industries like construction, logistics and energy. Employers will have to adapt quickly to what the new workforce really desires: the ability to work flexibly and from anywhere, improved work-life balance and more independence in the workplace.

This new and growing workforce is ambitious and adventurous. For many of them, simultaneously working and traveling — being a digital nomad — is the dream. Instead of taking a year off to travel after school, Gen-Z workers would be happy to enter the job market right away, so long as they are still able to travel regularly. We are now living in an always-connected world, and there are plenty of interesting countries and hubs around the globe that have embraced remote working.

Creating a well-structured plan to work remotely will ensure that this new era benefits everyone involved. Employers need to provide continuous training and personal

development. They should arrange for face-to-face time between managers and teams on a weekly, monthly or quarterly basis to help maintain workplace culture, sustain morale and foster the right ethos.

**Related: 4 Managerial Downsides of Remote Work (and How to Deal With Them)**

Employees need to develop a work plan to ensure that they manage their time effectively, remain productive and remain healthy. Achieving these goals requires choosing the right place to work on a particular day or the right place to work on a particular task. It means taking care not to overwork while also staying focused.

When approached responsibly and innovatively from all sides, the technology available today offers workers another practical path that is undoubtedly much more appealing than commuting to the office five days a week.

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